December 5, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hodan Siad

Re:	American Express Receivables Financing Corporation III LLC

American Express Credit Account Master Trust

Form SF-3 Registration Statement

File Nos. 333-288939 and 333-288939-01

Dear Ms. Siad:

On behalf of American Express Receivables Financing Corporation III LLC and American Express Credit Account Master Trust, the undersigned hereby requests that the effective date of the above-referenced Form SF-3 Registration Statement be accelerated to 4:00 p.m., New York time, on December 9, 2025, or as soon thereafter as practicable.

Securities and Exchange Commission

Very truly yours,

American Express Receivables Financing Corporation III LLC

By:	/s/ Christa Marvelli
	Name:	Christa Marvelli
	Title:	President